Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated April 26, 2017 relating to the consolidated financial statements of Sears Canada Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sears Canada Inc. and subsidiaries, for the 52-week period ended January 28, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

April 26, 2017
Toronto, Canada